Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

November 22, 2021

VIA EDGAR

Re:	Generation Asia I Acquisition Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed November 8, 2021

File No. 333-260431

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Generation Asia I Acquisition Limited (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) an Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the above-referenced Amendment No. 2 to Registration Statement on Form S-1 in response to the Staff’s comments in its letter, dated November 19, 2021 (the “Comment Letter”), and to otherwise update the Company’s disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S.  GOLDBERG    MAKIKO HARUNARI    IAN C. HO    JONATHAN HWANG     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK            BEIJING            HOUSTON            LONDON             LOS ANGELES            PALO ALTO            SÃO PAULO            TOKYO            WASHINGTON, D.C.

Securities and Exchange Commission	2	November 22, 2021

Cover Page

1.

We note your response to our prior comment number 4. Please revise the cover page to provide a description of how cash is transferred through your organization and disclosure regarding the potential to distribute earnings or settle amounts owed under VIE agreements if you conduct your operations with a VIE.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page.

2.

We note your response to our prior comment number 3. Please revise to specifically state that government oversight or control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each summary risk factor subheading, including the subheading “Risks Related to Acquiring and Operating Business in China,” please revise to provide a cross reference to the applicable subheading in the Risk Factors.

In response to the Staff’s comment to specifically state that government oversight or control could significantly limit or completely hinder our ability, the Company has revised the relevant disclosure on pages 14, 15, 47, 65 and 68.

In response to the Staff’s comment to provide a cross reference to the applicable subheading in the Risk Factors, the Company has provided the cross references on pages 46-49.

*                *                 *                *                *

Please do not hesitate to call me at +852 2514-7665 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Roy Kuan, Chief Executive Officer of the Registrant (rkuan@gen-mgmt.com), and to me (jpark@stblaw.com).

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park

Securities and Exchange Commission	3	November 22, 2021

cc:	Securities and Exchange Commission
Christine Torney
Brian Cascio
Jeffrey Gabor

Generation Asia I Acquisition Limited
Roy Kuan

Skadden, Arps, Slate, Meagher & Flom LLP
Peter X. Huang